UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PCTEL, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-27115	77-0364943
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

471 Brighton Drive

Bloomingdale, Illinois 60108

(Address of Principal Executive Offices, including Zip Code)

Kevin J. McGowan (630) 372-6800

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

In accordance with Section 1502 of the Dodd-Frank Act, which added Section 13(p) to the Securities and Exchange Act of 1934, as amended, PCTEL, Inc. has filed this Specialized Disclosure Report on Form SD and Conflict Mineral Report for the reporting period January 1, 2022 to December 31, 2022.

Item 1.02. Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available along with the Company’s Conflict Minerals Policy at www.pctel.com under Investor Relations.

Section 2 – Exhibits

Item 2.01. Exhibits

Exhibit 1.01 – Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2023

PCTEL, INC.

By:	/s/ Kevin J. McGowan
Kevin J. McGowan, Chief Financial Officer